(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\	January 4, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Advisor Series II and Fidelity Court Street Trust (the trusts): on behalf of all funds in the trusts as listed at the conclusion of this letter (the funds) File Nos. 811-04707 and 811-02741

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on April 16, 2008. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for each fund's most recently completed fiscal period has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about February 19, 2008, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than January 14, 2008.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To amend the Declaration of Trust to reduce the required quorum for shareholder meetings.

The funds' Declarations of Trust currently provide that a majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting. As amended, the Declarations of Trust (Article VIII, Section 3) would reduce the quorum required to one-third of the shares entitled to vote. This proposal is substantially similar to that contained in the proxy statement for Fidelity Investment Trust (811-4008) filed on September 14, 2007. We do not believe that this proposal requires review.

2. To elect a Board of Trustees.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\	Sincerely,

/s/ Kerry Allard
Kerry Allard
Legal Product Group

List of funds contained in each trust:

Fidelity Advisor Series II: Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Municipal Income Fund, Fidelity Advisor Short Fixed-Income Fund, and Fidelity Advisor Strategic Income Fund

Fidelity Court Street Trust: Fidelity Connecticut Municipal Income Fund and Fidelity New Jersey Municipal Income Fund.